650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 16, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs Ryan Rohn Stephen Krikorian Mitchell Austin

Re:	Tintri, Inc. Amendment No. 1 to Registration Statement on Form S-1 Submitted June 6, 2017 Registration No. 333-218429

Ladies and Gentlemen:

On behalf of our client, Tintri, Inc. (“Tintri” or the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 13, 2017, relating to the first amendment (“Amendment No. 1”) to the Registration Statement on Form S-1 (Registration No. 333-218429) (the “Registration Statement”). We are concurrently filing via EDGAR this letter and the second amendment (“Amendment No. 2”) to the Registration Statement. For your reference, we have included both a clean copy of Amendment No. 2, a copy marked to show all changes from Amendment No. 1 filed on June 6, 2017 and a copy marked to show all changes from the version filed on June 1, 2017.

In this letter, we have recited the comments from the Staff contained in its letter in italicized, bold type and have followed each comment with the Company’s response.

Notes to Consolidated Financial Statements

Note (16) Subsequent Events, page F-41

1.	Disclose the effect of reducing the exercise price of your stock options as outlined in paragraph (c). Describe how you are accounting for the modification and clearly state the accounting impact of this event. Refer to FASB ASC 718-20-35-3.

The Company has revised the disclosure on page F-42 of Amendment No. 2 under paragraph (c) of Note (16) (Subsequent Events) to the financial statements contained in the Registration Statement in response to the Staff’s comment to describe the accounting for the modification and to state the related stock-based compensation expense to be recorded with respect to this event.

AUSTIN                BEIJING                 BRUSSELS                HONG KONG                LOS ANGELES                NEW YORK                PALO ALTO                SAN DIEGO

SAN FRANCISCO                SEATTLE                SHANGHAI                 WASHINGTON, DC                WILMINGTON, DE

Securities and Exchange Commission

June 16, 2017

2.	We note your disclosure in paragraph (g) that in June 2017, an additional 44,292,340 shares will be issued as a result of amending your certificate of incorporation related to the fixed conversion ratios of your Convertible Preferred Stock. Expand your disclosure to disclose your accounting and the financial impact of this transaction. Refer to FASB ASC 855-10-50-2. Indicate whether the amendment to the preferred stock represents an extinguishment or modification. In addition, disclose the accounting impact of the 10 million warrants issued as part of this transaction. Pro forma information may be warranted to fairly present the effects on your equity. In this regard, these warrants should be included in the pro forma potential absolute shares of common stock that were excluded from the computation of pro forma diluted net loss per share (page F-37).

The Company acknowledges the Staff’s comment and the applicability of FASB ASC 855-10-50-2 to the transactions disclosed under paragraph (g) of Note 16 (Subsequent Events) to the financial statements contained in the Registration Statement. The Company is working with its independent valuation firm to determine certain pre- and post-amendment fair values, which constitute key components of the Company’s analysis as to whether such amendment is to be accounted for as a modification or an extinguishment. The Company has included additional disclosure on page F-43 of Amendment No. 2 advising readers that these analyses are ongoing and that the financial information contained in the Registration Statement does not reflect any adjustments that may result therefrom.

Regardless of the outcome of this analysis, the Company does not expect any required disclosure concerning the additional shares or warrants described in paragraph (g) of Note 16 to be material to investors. The Company expects that the issuance of additional shares, and the issuance of warrants, will be accounted for as a dividend or a contribution of capital, and will consequently be a reconciling item between net loss and net loss attributable to common stockholders. Consequently, the Company does not expect that the result of these analyses, regardless of their magnitude, will impact net loss, cash flows or other key financial metrics. For these reasons, the Company does not believe that that the financial information contained in Amendment No. 2 omits any information that is material to investors. Nevertheless, to the extent that the Company determines that any material adjustment to its financial disclosure (including pro forma disclosure) is required as a result of this analysis, it will take appropriate steps to provide investors with such revised or supplemented disclosures prior to any request by the Company that the Registration Statement be declared effective.

In response to the Staff’s comment, the Company has revised the disclosure on page F-37 of Amendment No. 2 to include these warrants in the table setting forth the pro forma potential absolute shares of common stock that were excluded from the computation of pro forma diluted net loss per share.

* * * *

Securities and Exchange Commission

June 16, 2017

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3596 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Coke

Michael Coke

cc:	Ken Klein, Tintri, Inc.

Ian Halifax, Tintri, Inc.

Mike Coleman, Tintri, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Ben Hance, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

An-Yen E. Hu, Goodwin Procter LLP